Proskauer Rose LLP One International Place Boston, MA 02110-2600

Ori Solomon
Partner
d 617.526.9889
June 28, 2016	f 617.526.9899
osolomon@proskauer.com
www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Amanda Ravitz

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form S-1
Filed May 4, 2016
File No. 333-211129

Dear Ms. Ravitz:

On behalf of Helius Medical Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2016 relating to the Registration Statement on Form S-1 of the Company (Registration No. 333-211129) (the “Registration Statement”).

We are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For your convenience, we have recited each of the numbered comments from the Staff in italics and have followed each comment with our response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 1.

Use of Proceeds, page 34

1.

We note that you intend to use the proceeds from warrant exercises for various enumerated purposes. Please disclose whether the proceeds are expected to be sufficient to complete clinical trials and/or other enumerated uses necessary to reach commercialization of your products. If they are not expected to be sufficient, please prioritize the enumerated uses and discuss how much additional capital you will need to complete those steps toward commercial readiness.

U.S. Securities and Exchange Commission
June 28, 2016

Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.

Principal Stockholders, page 85

2.	It appears that Messers Deschampes and Sackier may have beneficial ownership of the shares held by MPJ Healthcare, LLC. Revise the table accordingly or advise.

Response: The Company has revised the disclosure on page 82 in response to the Staff’s comment.

3.	Refer to footnote (11). Clarify whether you know the identities of the natural persons who have control over the A&B entities.

Response: The Company has revised the disclosure in footnote 11 on page 83 in response to the Staff’s comment to disclose that Dr. Lam Kong is the sole director and officer of each of A&B (HK) Company Limited and A&B Brother Limited. We respectfully advise the Staff that the disclosure in footnote 11 on page 83 is based entirely upon information in a Schedule 13D filed on March 4, 2016, by A&B (HK) Company Limited, A&B Brother Limited, and Dr. Lam Kong.

Exhibit 5.1

4.

We note that counsel limits its opinion to the laws of the State of Wyoming, but that the warrants are governed by the laws of British Columbia. Please file an opinion of counsel that the warrants are binding obligations under the laws of British Columbia.

Response: The Company acknowledges the Staff’s comment and has filed an opinion of Blake, Cassels & Graydon LLP that the warrants are binding obligations of the Company under the laws of British Columbia, as Exhibit 5.2 to Amendment No. 1.

U.S. Securities and Exchange Commission
June 28, 2016

Please do not hesitate to contact me at (617)-526-9889 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

Sincerely,

/s/ Ori Solomon

Ori Solomon, Esq.

cc:	Philippe Deschamps, Helius Medical Technologies, Inc.
Joyce LaViscount, Helius Medical Technologies, Inc.